EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE
RADA Electronic Industries Announces
Full Year 2010 Results
Full Year Revenues increase by 52% to $26.7 million

Netanya, Israel, March 16, 2011 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter and  year ended December 31, 2010.

Full year 2010 highlights include:

•	Revenues of $26.7 million, a 52% Year over Year increase
•	Operating Profit of $1.9 million, a 90% Year over Year Increase.
•	Net Profit of $734,000, or $0.08 per share

Full Year 2010 Results

Revenues increased by 52% to $26.7 million from $17.5 million in 2009.

Gross Profit increased by 20% to $7.2 million from $6.0 million in 2009.

Operating Profit increased by 90% to $1.9 million from $1.0 million in 2009.

Financial Expenses totaled $1.2 million compared with financial expenses of $832,000 in 2009.

As a result, the Company reported a net profit of $734,000, or $0.08 per share, for 2010, an increase of 245% compared with a net profit of $213,000 or $0.02 per share, in 2009.

Fourth Quarter 2010 Results

Revenues increased by 39% to $9.6 million compared with $6.9 million in the fourth quarter of 2009.

Gross Profit increased by 21% to $3.1 million compared with $2.5 million in the fourth quarter of 2009.

Operating Profit increased by 27% to $1.4 million compared with $1.1 million in the fourth quarter of 2009.

Financial Expenses in the fourth quarter of 2010 increased to $349,000 compared with $208,000 in the fourth quarter of 2009.

As a result, the Company reported net profit for the quarter of $1.1 million, or $0.12 per share. This is compared with $976,000 net profit or $0.11 per share, for the comparable quarter in 2009.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “ We saw a major increase in revenues during 2010. Even more encouraging was the increase in our operating profit, especially net profit, which more than tripled when compared with 2009. This increase is due in part to the large scale integration projects we are executing for our Latin American customers.  These integration projects have generated a 90% growth in operating profit, but based on a reduced gross margin. These large projects, along with other new contracts reported during 2010 together totaled approximately $28 million, and will continue to positively impact  our results during 2011.”

“Looking ahead to 2011,” continued Mr. Alon, “we expect to see sustained growth from key strategic regions such as Latin America as well as a further increase in  investment in research and development of our Inertial Navigation and Radar product families that we hope will become major growth drivers for the Company in the future.”

To arrange a call with management to discuss the results, please reach out to our Investor Relations contact, below.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

Investor Relations Contact
Ehud Helft/ Porat Saar
+1 646 233 2161
Rada@ccgisrael.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	December 31,
	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$77	$280
Restricted cash	1,448	760
Trade receivables (net of allowance for doubtful accounts of $ 71 at December 31, 2010 and 2009)	8,925	4,210
Other receivables and prepaid expenses	668	438
Costs and estimated earnings in excess of billings on uncompleted contracts	2,698	1,291
Inventories	5,530	5,038
Current assets of discontinued operation	2,137	1,985

Total current assets	21,483	14,002

LONG-TERM RECEIVABLES:
Restricted cash	725	-
Costs and estimated earnings in excess of billing on uncompleted contracts	745	537
Leasing deposits	76	65

LONG-TERM RECEIVABLES AND OTHERS	1,546	602

Property and equipment, net	2,374	2,498
Assets of discontinued operation	799	770

Total property, plant and equipment, net	3,173	3,268

OTHER ASSETS:
Intangible assets, net	309	530
Goodwill	587	587

Total other assets	896	1,117

Total assets	$27,098	$18,989

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit and current maturities of long-term loans	$4,274	$184
Trade payables	3,392	2,576
Convertible note from a shareholder, net	-	2,482
Other accounts payable and accrued expenses	5,508	3,259
Billings in excess of costs and estimated earnings on uncompleted contracts	471	515
Liabilities of discontinued operations	244	213

Total current liabilities	13,889	9,229

LONG-TERM LIABILITIES:
Loans from shareholders, net	881	1,410
Convertible note from a shareholder, net	2,598	-
Accrued severance pay and other long term liability	547	489

Total long-term liabilities	4,026	1,899

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2010 and 2009; Issued and outstanding: 8,868,857 at December 31, 2010 and 2009.	119	119
Additional paid-in capital	70,060	69,578
Accumulated other comprehensive income	392	316
Accumulated deficit	(61,988)	(62,722)
Total RADA shareholders’ equity	8,583	7,291
Noncontrolling interest	600	570
Total equity	9,183	7,861
Total liabilities and equity	$27,098	$18,989

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
	Audited		Unaudited

Revenues:
Products	$ 25,735	$ 16,010	$ 9,304	$ 6,640
Services	944	1,533	277	253

	26,679	17,543	9,581	6,893
Cost of revenues:
Products *)	19,264	11,084	6,433	4,274
Services	205	439	60	72

	19,469	11,523	6,493	4,346

Gross profit	7,210	6,020	3,088	2,547

Operating costs and expenses:
Research and development, net	1,182	1,616	246	336
Marketing and selling *)	2,556	1,602	871	540
General and administrative	1,596	1,815	543	543

Total operating costs and expenses	5,334	5,033	1,660	1,419

Operating profit	1,876	987	1,428	1,128
Financial expenses, net	1,184	832	349	208

Net income from continuing operations	692	155	1,079	920

Net income from discontinued operations	42	58	10	56
Net income attributable to RADA shareholders	$ 734	$ 213	$ 1,089	$ 976

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009

Net income per share:
Basic and diluted net income per Ordinary share from continuing operations	$ 0.08	$ 0.02	$ 0.12	$ 0.10
Basic and diluted net income per Ordinary share from discontinuing operations	$ 0.004	$ 0.01	$ 0.001	$ 0.01
Basic and diluted net income per Ordinary share attributable for RADA Electronic Industries shareholders	$ 0.08	$ 0.02	$ 0.12	$ 0.11
Weighted average number of Ordinary shares used for computing basic and diluted net income per share	8,868,857	8,862,544	8,868,857	8,868,857

*) Reclassification

In December 2010, the company entered into an agreement to sell its Chinese subsidiary. Accordingly, this subsidiary meets the criteria of held for sale in accordance with ASC 360-10 and qualifies for reporting as a discontinued operation in accordance with  ASC 205-20 as of December 31, 2010.  Therefore, the results of operations of CACS have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the Company’s assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.